BAKER DONELSON CENTER, SUITE 800 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219 PHONE: 615.726.5600 FAX: 615.726.0464

WWW.BAKERDONELSON.COM

May 5, 2015

VIA EDGAR CORRESPONDENCE

Ms. Sonia Gupta Barros

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                           Community Healthcare Trust Incorporated
Amendment No. 1 to the Registration Statement on Form S-11
Filed April 28, 2015
File No. 333-203210

Dear Ms. Barros:

This letter is provided on behalf of Community Healthcare Trust Incorporated (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 4, 2015 to Timothy G. Wallace with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-11, File No. 333-203210, which was filed by the Company on April 28, 2015 (“Amendment No. 1”).   The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-11 (“Amendment No. 2”), which includes changes to Amendment No. 1 in response to the Staff’s comments set forth in the Comment Letter, as well as certain other changes.  We have enclosed with this letter a marked copy of Amendment No. 2, which reflects all changes to Amendment No. 1.

We have discussed the Staff’s comments with representatives of the Company.  The Commission’s numbered comments are set forth below in italics, with the Company’s responses immediately following.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses below refer to Amendment No. 2.  Defined terms used herein and not otherwise defined herein have the meanings given to them in Amendment No. 2.

* * * * *

Distribution Policy, page 57

1.                                      Comment: We note your line item disclosure in response to comment 1 of estimated additional general and administrative costs and estimated tenant improvements, leasing commissions and capital expenditures.  Please revise to include footnotes explaining how you estimated these items, including an explanation of how you define recurring capital expenditures and examples of items included or excluded.

Response:  In response to the Staff’s comments, the Company respectfully advises the Staff that the Company has revised the disclosure on page 58 of Amendment No. 2 to add footnotes (1) and (2) outlining how the Company made its calculation of estimated additional general and administrative expenses and tenant improvements, leasing commissions and capital expenditures.

2.                                      Comment:  Please revise your filing to present estimated cash available for distribution, as adjusted on a trailing 12 months basis.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the chart on page 58 of Amendment No. 2 to present estimated cash available for distribution as adjusted on a trailing 12-month basis and has added three line items to the chart.

3.                                      Comment:  We note your response to comment 7.  Please revise the title of the line item that is within the table and currently titled ‘Estimated cash available for distribution’ to ‘Estimated cash available for distribution as adjusted.’

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the title of the line item on page 58 of Amendment No. 2.

Financial Statements

Unaudited Pro Forma Consolidated Financial Statements, page F-3

4.                                      Comment:  We note your response to comment 11.  Please tell us how you determined it is not necessary to value tenant improvements separately from building.  To the extent you do not value them separately because you determined that separate classification is not material, please tell us how you made that determination.

Response:  In response to the Staff’s comments, the Company respectfully advises the Staff that, consistent with what the Company believes to be customary in the healthcare REIT industry, substantially all of the value of each asset acquired is related to and allocated to the land, core and shell of the building, rather than tenant improvements.  The Company estimates that based on its initial analysis, it will allocate only approximately 1% of the purchase price of the Initial Properties to an intangible asset “tenant improvement costs avoided” due to having in-place tenants.

The Company believes that this accounting treatment is further supported by the fact that the leases being acquired have very little to no tenant improvement allowances provided to the tenants.  As previously disclosed to the Staff, the Company believes, based on its due diligence, that the current owners of the Initial Properties spent an aggregate of approximately $1,500 on tenant improvements in 2014.  Based on the immaterial amount of tenant improvements, the Company believes that separate classification is not necessary as it is not material.

5.                                      Comment:  We note your adjustment (3).  Please tell us and revise your filing to disclose how these estimated acquisition costs and estimated offering costs are factually supportable.

Response:  The Company respectfully advises the Staff that the Company estimated expenses still to be incurred based upon management's experience in acquiring properties and in other offerings.  These additional expenses are estimated to be $50,000 - $80,000 to complete the acquisition of the Initial Properties and $80,000 - $150,000 to complete the offering.  The Company respectfully advises the Staff that the Company has revised adjustment (3) on page F-8 of Amendment No. 2 to disclose how these costs are factually supportable.

6.                                      Comment:  We note your disclosure on page 92 that you are assuming the lease for Prairie Star Medical Facility II and you will acquire all of the Series A Bonds and Series B Bonds.  Please tell us how you have reflected your acquisition of Prairie Star Medical Facility II within your pro forma financial information.  Within your response, please reference any authoritative accounting literature management relied upon.

Response:  In response to the Staff's comment, the Company respectfully advises the Staff that the Prairie Star Medical Facility II property is currently leased by the seller from the City of Shawnee, Kansas pursuant to a payment in lieu of tax agreement.  One of the Company’s subsidiaries will become the lessee through assumption of the lease.  The lease will be accounted for as a capital lease on that subsidiary’s records because it has a bargain purchase option.  This capital lease will be recorded as a property asset with a corresponding lease liability.  There will be no further acquisition costs, other than the $100 bargain purchase option beyond the initial acquisition payment or financing costs beyond the monthly bond payment.

Another of the Company’s subsidiaries will acquire 100% of the outstanding bonds that were issued by the City of Shawnee, Kansas and will record these bonds as an asset.  The property owning subsidiary will pay the bond owning subsidiary monthly payments representing the payments required under the lease.  There will be no further costs related to the bonds beyond the initial acquisition of the bonds.

The bonds, as an asset of one subsidiary, and the lease liability, as a liability of the separate subsidiary, will be eliminated on the Company’s consolidated financial statements through consolidation elimination entries.

This transaction is being handled in this manner so that the tenant can receive reduced property taxes.  On January 1, 2016, the Company anticipates exercising the option to acquire fee simple title to the property for $100 and the bonds will be paid off and retired.

The Company respectfully advises the Staff that the Company revised footnote (2) to the notes to the unaudited pro forma consolidated financial statements on page F-7 of Amendment No. 2 to address the Staff's comment.

* * * * *

The Company acknowledges that:

•                               the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                               the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that Company has been responsive to the Commission’s comments.  If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (615) 726-5607.

Sincerely,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC

/s/ Tonya Mitchem Grindon

Tonya Mitchem Grindon
Authorized Representative

Enclosure

cc:	Timothy G. Wallace, Community Healthcare Trust Incorporated
J. Allen Roberts, Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
Justin Salon, Morrison & Foerster LLP